SO 3/9/05

SECURITIES AND EXCHANGE COMMISSION

05036616

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65429

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/04 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sapere Wealth Creation, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

130 Matthews Station Street, Suite 2-A
(No. and Street)

Matthews (City) NC (State) 28105-6712 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Scott P. Trease 704-321-5244
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hughes, Pittman & Gupton, LLP
(Name – *if individual, state last, first, middle name*)

1500 Sunday Drive, Suite 300 (Address) Raleigh (City) NC (State) 27607 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Scott P. Trease, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sapere Wealth Creation, LLC, as of December 31, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MY COMMISSION EXPIRES 4-7-2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAPERE WEALTH CREATION, LLC

Financial Statements

December 31, 2004 and 2003

SAPERE WEALTH CREATION, LLC

Table of Contents

December 31, 2004 and 2003

HUGHES
PITTMAN
GUPTON

Independent Auditors' Report

The Member
Sapere Wealth Creation, LLC
Matthews, North Carolina

We have audited the accompanying balance sheets of Sapere Wealth Creation, LLC as of December 31, 2004 and 2003, and the related statements of income, member's equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sapere Wealth Creation, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the accompanying schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hughes Pittman & Gupton, LLP

February 10, 2005
Raleigh, North Carolina

Certified Public Accountants

Hughes Pittman & Gupton, L.L.P.
1500 Sunday Drive, Suite 300
Raleigh, North Carolina 27607

919.787.9765
919.787.9384 fax

SAPERE WEALTH CREATION, LLC

Balance Sheets

December 31, 2004 and 2003

	2004	2003
Assets		
Current assets:		
Cash	$ 10,462	10,000
Accounts receivable, fees	2,276	2,127
Accounts receivable, other	250	-
Total assets	$ 12,988	12,127
Liabilities		
Current liabilities:		
Accounts payable – related party	$ -	1,321
Accrued expenses	55	-
Total liabilities	55	1,321
Member's equity	12,933	10,806
Total liabilities and member's equity	$ 12,988	12,127

See accompanying notes to financial statements

SAPERE WEALTH CREATION, LLC

Statements of Income

For the Years Ended December 31, 2004 and 2003

		2004	2003
Revenues:			
Investment advisory fees	$	12,635	7,894
Referral fees		4,802	-
Total revenues	$	17,437	7,894
Expenses:			
Management fee		6,001	900
General and administrative		9,309	3,844
Total expenses		15,310	4,744
Net income	$	2,127	3,150

See accompanying notes to financial statements

SAPERE WEALTH CREATION, LLC

Statements of Member's Equity

For the Years Ended December 31, 2004 and 2003

Member's equity as of December 31, 2002	$ 10,123
Member withdrawals	(2,467)
Net income	3,150
Member's equity as of December 31, 2003	10,806
Net income	2,127
Member's equity as of December 31, 2004	$ 12,933

See accompanying notes to financial statements

SAPERE WEALTH CREATION, LLC

Statements of Cash Flows

For the Years Ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities		
Net income	$ 2,127	3,150
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in operating assets and liabilities:		
Accounts receivable, fees	(149)	(2,127)
Accounts receivable , other	(250)	-
Accounts payable – related party	(1,321)	1,321
Accrued expenses	55	-
Net cash provided by operating activities	462	2,344
Cash flows from financing activities		
Member withdrawals	-	(2,467)
Net increase (decrease) in cash	462	(123)
Cash as of beginning of period	10,000	10,123
Cash as of end of period	$ 10,462	10,000

See accompanying notes to financial statements

SAPERE WEALTH CREATION, LLC

Notes to Financial Statements

December 31, 2004 and 2003

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Sapere Wealth Creation, LLC (the "Company") was organized under the laws of the State of North Carolina on February 18, 2002. The Company is a National Association of Securities Dealers, Inc. (NASD) registered broker-dealer. NASD requires a minimum capitalization of $5,000. The Company is an exempt broker-dealer as defined in provisions of SEC Rule 15c3-3(k)(1). As such, the schedules entitled "Computation for Determination of Reserve Requirements Under Rule 15c-3-3" and "Information for Possession or Control Requirements Under Rule 15c-3-3" are not applicable.

The Company's primary purpose is to engage in broker-dealer, investment advisory and financial support services.

Basis of Presentation

The Company's policy is to prepare its financial statements in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and disclosures made in the accompanying notes to the financial statements. Actual results could differ from those estimates.

Investment Advisory Income

Investment advisory fees are recognized as earned pursuant to the terms of the contracts.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments and money market funds purchased with a maturity of three months or less to be cash equivalents. As of December 31, 2004 and 2003 there were no cash equivalents.

Accounts Receivable

In the opinion of management, all accounts receivable are collectible and no allowance for doubtful accounts is necessary as of December 31, 2004 and 2003. Actual results could differ from the estimates that were used.

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Income Taxes

The Company is treated as a partnership for federal and state income tax purposes and does not incur income taxes. Instead, its earnings and losses are included in the tax returns of the member. The financial statements, therefore, do not reflect a provision for income taxes.

NOTE 2: TRANSACTIONS WITH RELATED PARTY

Sapere Wealth Management, LLC (the "Parent") is the sole member of Sapere Wealth Creation, LLC. The Parent and the Company entered into a management agreement whereby the Company is charged for certain marketing, operational and administrative services provided by the Parent. As of December 31, 2004 and 2003, the Company owes \$0 and \$1,321, respectively, to the Parent for management fees and other expenses paid by the Parent on behalf of the Company.

NOTE 3: SUBORDINATED LIABILITIES

The Company had no existing subordinated liabilities during 2004 and 2003. Therefore, the "Statement of Changes in Liabilities Subordinated to Claims of General Creditors" is not required.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimal net capital. The Company has elected to use the basic method, permitted by the Rule, which requires that the Company maintain minimum net capital of \$5,000, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2004, the Company had net capital, as defined, of \$12,683 which was \$7,683 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.004 to 1. As of December 31, 2003, the Company had net capital, as defined, of \$10,806 which was \$5,806 in excess of required net capital, and its ratio of aggregate indebtedness to net capital was 0.12 to 1.

SAPERE WEALTH CREATION, LLC

Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2004 and 2003

Computation of net capital	**2004**	**2003**
Total member's equity from audited statement of financial condition	$ 12,933	10,806
Deductions:		
Non-allowable assets - due from an individual	250	-
Net capital before haircuts on securities positions	12,683	10,806
Haircuts on securities - other securities	-	-
Net capital	$ 12,683	10,806

Computation of basic net capital requirement

Net capital	$ 12,683	10,806
Minimum dollar requirement	5,000	5,000
Excess net capital	$ 7,683	5,806

There were no material differences between this computation of net capital and the corresponding computation prepared by the Company and included in Part IIA of Form X-17A-5 as of December 31, 2004 and 2003.

Report on Internal Control Required by SEC Rule 17a-5
for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3

The Member
Sapere Wealth Creation, LLC
Matthews, North Carolina

In planning and performing our audits of the financial statements and supplemental schedule of Sapere Wealth Creation, LLC for the years ended December 31, 2004 and 2003, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving internal control that we consider to be material weaknesses as defined above:

> The size of the business and resultant limited number of contract employees through a management agreement imposes practical limitations on the effectiveness of those control policies and procedures that depend on the segregation of duties, such as processing of cash receipts, cash disbursements and recordkeeping. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the use of management of the Company, the SEC, NASD, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hughes Pittman & Gupton, LLP

February 10, 2005
Raleigh, North Carolina